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FEB 25 2008

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SECUR 08030898 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67066

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARD EIGHT TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Boulevard, Suite 1180
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis Wisniewski (312) 346-2589
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

2801 Lakeside Drive, 3rd Floor (Address) Bannockburn (City) IL (State) 60015 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/21

OATH OR AFFIRMATION

I, Francis Wisniewski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hard Eight Trading, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ELIZABETH T. LONG
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 6-28-2008

[signature] 2/22/08
Signature

Managing Member
Title

Elizabeth T. Long 2/22/08
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARD EIGHT TRADING, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007

HARD EIGHT TRADING, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007

TABLE OF CONTENTS

FGMK, LLC
One Source
Infinite Solutions™
Certified
Public Accountants
and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Members
Hard Eight Trading, LLC

We have audited the accompanying statement of financial condition of Hard Eight Trading, LLC as of December 31, 2007, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hard Eight Trading, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

FGMK, LLC

Bannockburn, Illinois
February 12, 2008

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net

HARD EIGHT TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

CURRENT ASSETS	
Cash	$ 43,069
Receivables	10,109,266
Securities owned, market value	49,998,760
Deposits	10,000
	$ 60,161,095

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable - Affiliate	$ 100,000
Accounts payable - Other	161,286
Securities sold, not yet purchased, market value	48,766,600
	49,027,886
MEMBERS' EQUITY	11,133,209
	$ 60,161,095

The accompanying notes are an integral part of this statement.

HARD EIGHT TRADING, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2007

GROSS INCOME	
Trading gains (losses), net	$ 4,261,455
Interest income	2,197,224
Dividend income	258,937
Other	18,317
	6,735,933
SELLING EXPENSES	
Trading expenses	161,830
Commissions	732,115
Exchange fees and dues	232,414
Interest expense	2,353,121
Market information	473,675
Salaries and related costs	185,112
Other	3,854
	4,142,121
GENERAL AND ADMINISTRATIVE EXPENSES	100,318
NET INCOME	$ 2,493,494

The accompanying notes are an integral part of this statement.

HARD EIGHT TRADING, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2007

MEMBERS' EQUITY - BEGINNING OF YEAR	$ 1,690,456
EQUITY CONTRIBUTIONS	7,026,152
EQUITY DISTRIBUTIONS	(76,893)
NET INCOME	2,493,494
MEMBERS' EQUITY - END OF YEAR	$ 11,133,209

The accompanying notes are an integral part of this statement.

HARD EIGHT TRADING, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 2,493,494
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Receivables	(10,109,266)
Securities owned and sold, net	463,102
Accounts payable	161,286
Net Cash Used In Operating Activities	(6,991,384)
CASH FLOWS FROM INVESTING ACTIVITIES	
Deposits	40,000
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' equity contributions	7,026,152
Members' equity distributions	(76,893)
Net Cash Provided By Financing Activities	6,949,259
NET CHANGE IN CASH	(2,125)
CASH - BEGINNING OF YEAR	45,194
CASH - END OF YEAR	$ 43,069
SUPPLEMENTAL CASH FLOWS DISCLOSURE	
Interest paid	$ 2,347,109

The accompanying notes are an integral part of this statement.

HARD EIGHT TRADING, LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. Hard Eight Trading, LLC, a Delaware limited liability company (the "Company"), is a registered broker-dealer engaged exclusively in firm trading on a proprietary basis for its own account. The Company is a registered broker-dealer with the Chicago Board Options Exchange, with its office of operations located in Chicago, Illinois.

Management Estimates and Assumptions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash. The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits of $100,000.

Deposits. The Company is required to maintain a $10,000 "good-faith" escrow deposit required by its outside clearing broker.

Revenue Recognition. The Company buys and sells securities for its own account. The profit or loss is measured by the difference between the acquisition cost and the selling price or current market or fair value. Trading gains and losses, which are composed of both realized and unrealized gains and losses, are presented net.

Income Taxes. The Company is taxed as a limited liability company and generally does not pay Federal or state income taxes on its taxable income. Instead, the members are liable for Federal and state income taxes on their proportionate shares of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

NOTE 2 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and sold, not yet purchased, consist of positions in various exchange traded funds and options.

NOTE 3 – SUMMARY OF OFF-BALANCE SHEET RISKS

Margin. The Company's activities may be transacted on either a cash or margin basis. In margin transactions, credit is extended to the Company, and is subject to various regulatory and internal margin requirements, collateralized by cash and securities in the Company's account. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that the Company may incur. The Company monitors required margin levels and, pursuant to such guidelines, may deposit additional collateral or reduce positions when necessary.

NOTE 4 – RELATED PARTY TRANSACTIONS

General and Administrative Expenses. General and administrative expenses including certain equipment, data feeds, and consulting and legal services of the Company are paid by Hard Eight Futures, LLC ("Futures"). These costs are charged back to Trading on an annual basis for $100,000. As of December 31, 2007, the Company had not yet paid Futures for these expenses, and accordingly has presented this amount in the accompanying balance sheet as accounts payable.

HARD EIGHT TRADING, LLC

NOTES TO THE FINANCIAL STATEMENTS
(Concluded)

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital amount of $100,000, and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Failure to maintain the minimum capital amount could result in the loss of the Company's ability to act as a securities broker-dealer under the Securities Exchange Act of 1934. At December 31, 2007, the Company had net capital of $4,234,955, which was $4,134,955 in excess of its required net capital of $100,000.

Management does not anticipate capital distributions to be made during the six months after December 31, 2007.

NOTE 6 – RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued FIN No. 48 Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109. This interpretation clarifies the accounting and financial statement reporting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. The interpretation was originally effective for fiscal years beginning after December 15, 2006. In January 2008, the FASB deferred the effective date of this pronouncement to annual periods beginning after December 15, 2007. Management has not yet completed its analysis of the effects of this interpretation and has not determined if the adoption of FIN 48 will have a material impact on the Company's financial statements.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

FGMK, LLC
One Source . Infinite Solutions™
Certified
Public Accountants
and Consultants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
Hard Eight Trading, LLC

We have audited the accompanying financial statements of Hard Eight Trading, LLC as of and for the year ended December 31, 2007, and have issued our report thereon dated February 12, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in page 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FGMK, LLC

Bannockburn, Illinois
February 12, 2008

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net

HARD EIGHT TRADING, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

NET CAPITAL	
Members' equity, December 31, 2007	$ 11,133,209
Deduct	
Members' equity not allowed for net capital	-
Total Members' equity qualified for net capital	11,133,209
Add	
Allowable subordinated liabilities	-
Other deductions or credits	-
Total capital and allowable subordinated liabilities	11,133,209
Deductions and / or charges	
Total non-allowable assets	(10,000)
Secured demand note deficiency	-
Cap charges for spot & commodity futures	(2,608,453)
Other deductions and / or charges	-
Other additions and / or allowable credits	-
Net capital before haircuts	8,514,756
Haircuts on securities	
Contractual commitments	-
Subordinated debt	-
Trading and investment securities	
Exempted securities	-
Debt securities	-
Options	-
Other securities	(4,279,801)
Undue concentration	-
Other	-
NET CAPITAL UNDER RULE 15c3-1, DECEMBER 31, 2007	$ 4,234,955

See Independent Auditor's Report On Supplementary Information Pursuant To Rule 17a-5 Of The Securities And Exchange Commission.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital under Rule 15c3-1, December 31, 2007	$ 4,234,955
A. Minimum net capital required based on aggregate indebtedness	$ 17,420
B. Minimum dollar requirement	$ 100,000
Net capital requirement (greater of A. or B.)	$ 100,000
Excess basic net capital requirement, December 31, 2007	$ 4,134,955

No material differences were noted between the above computation and the computation made by Hard Eight Trading, LLC of net capital under rule 15c3-1. Therefore, no reconciliation is necessary pursuant to rule 17a-5(d)(4).

HARD EIGHT TRADING, LLC

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY
SECURITIES EXCHANGE COMMISSION RULE 17a-5

FGMK, LLC
One Source. Infinite Solutions™
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES EXCHANGE COMMISSION RULE 17a-5

To the Members
Hard Eight Trading, LLC

In planning and performing our audit of the financial statements of Hard Eight Trading, LLC (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a - 13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net

(Continued)

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES EXCHANGE COMMISSION RULE 17a-5
(Concluded)

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely effects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, Financial Industry Regulatory Industry ("FINRA"), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

FGMK, LLC

Bannockburn, Illinois
February 12, 2008

END